UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

80 Board Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Registered Direct Offering Closing

As previously disclosed, on August 13, 2025, Zeta Network Group (f/k/a Color Star Technology Co., Ltd.) (the “Company”) entered into securities purchase agreements (the “Purchase Agreement”) with certain institutional investors for the purchase and sale of 11,450,000 class A ordinary shares, par value of $0.001 per share, of the Company (the “Ordinary Share”) at a purchase price of $0.56 per share, together with warrants to purchase up to 11,450,000 Ordinary Shares (the “Warrants”) at an initial exercise price of $0.56 per share (the “Offering”). Gross proceeds, before deducting placement agent fees and other Offering expenses, are approximately $6.4 million.

Concurrently with the execution of the Purchase Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for thirty (30) days following the closing of the Offering.

In addition, the Company entered into an agreement with certain existing investors holding Convertible Notes issued by the Company in January 2025 (the “Waiver Agreement”), pursuant to which such investors have agreed to waive certain rights in consideration of the Company issuing to such investors approximately 2.9 million additional warrants to purchase Ordinary Shares, identical in all respects to the Warrants issued in the Offering.

The Company entered into certain placement agency agreement dated August 13, 2025 (the “Letter Agreement”), with Maxim Group LLC, as sole placement agent (the “Placement Agent”). The Company agreed to pay the Placement Agent an aggregate fee equal to 6.5% of the gross proceeds raised in the Offering. The Company also agreed to reimburse the Placement Agent $50,000 for the reasonable and accounted fees and expenses of legal counsel.

Upon satisfaction of customary closing conditions, the Offering was consummated on August 14, 2025.

Copies of the form of the Purchase Agreement, form of the Warrant, form of the Lock-Up Agreement, form of the Waiver Agreement and form of the Letter Agreement are furnished hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Purchase Agreement, Warrant, Lock-Up Agreement, Waiver Agreement and the Letter Agreement are subject to, and qualified in their entirety by, such documents.

The Ordinary Shares and Warrants are offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281668) previously filed with the United States Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on August 28, 2024. A prospectus supplement relating to the securities was filed by the Company with the SEC on August 14, 2025.

A copy of the legal opinion issued by the Company’s Cayman Islands counsel Conyers Dill & Pearman LLP is attached hereto as Exhibit 5.1.

Exhibit No.	Description
5.1	Legal Opinion by Conyers Dill & Pearman LLP
99.1	Form of the Purchase Agreement
99.2	Form of the Warrant
99.3	Form of the Lock-Up Agreement
99.4	Form of the Waiver Agreement
99.5	Form of the Letter Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2025

Zeta Network Group

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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